EXHIBIT 99.1

Ready, Set, Go - Newly Expanded Mill at Buckreef Gold is Operational

TRX Gold Reports Third Quarter 2024 Results

TORONTO, July 15, 2024 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce the completion of the expanded processing plant to 2,000 tonnes per day (“tpd”), and also reported its results for the third quarter of 2024 (“Q3 2024”) for the three months ended May 31, 2024. Financial results are available on the Company’s website at www.TRXgold.com.

Project highlights include:

  Immediate and positive impact on milling capacity: The newly expanded 2,000 tpd processing facility is now operational and is currently undergoing wet commissioning. During this commissioning phase, the expanded processing plant has been consistently achieving, on average, 1,750 tpd of mill throughput, reaching a maximum of 1,873 tpd, a 116% increase over Q3 2024, and is ramping up towards final commissioning. Average weekly gold production has also increased to 616 ounces over this same period, an increase in weekly production of 60%, on average, from Q3 2024 production levels. This weekly production run rate is expected to continue over the remainder of July and August 2024, during final plant commissioning and ramp-up. The Company is currently finalizing some minor welding work on the carbon-in-leach (“CIL”) tanks, and some ancillary electrical work on the agitators and intertank screens. Once the additional CIL tanks are completed and fully commissioned, it is expected that the expanded processing plant will begin to achieve 2,000 tpd of processing capacity.
  Built-in capacity for future growth: As part of an initial phase of the plant expansion project, during Q3 2024, the Company completed construction of the new crushing circuit. The expanded crushing system is now operational and has been fully commissioned. The crushing circuit has been consistently achieving an average of 2,000 tpd of crushed material, reaching a maximum of 2,470 tpd. The new crushing plant, combined with the old crushing circuit, is rated to process 3,600 to 4,800 tpd of ore at full capacity with new equipment comprising: run-of-mine bin, apron feeder, conveyors, vibrating grizzly, primary jaw crusher and secondary and tertiary cone crushers. The crushing plant configuration is designed to produce a finely crushed ore ‘product’ suitable for the existing and future ball mills to improve grind size for a more efficient, cost-effective processing of sulphide ore. The new circuit is expected to help drive increased throughput and recovery percentages and demonstrates the Company’s overall design philosophy of simplicity, redundancy and durability, making it a key component to support future growth.
    Benefitting from economies of scale: This marks Buckreef Gold’s third successful expansion project aimed at increasing annual gold production in a de-risked, self-funded and phased approach. Moreover, through this latest expansion, the project is expected to benefit from greater economies of scale, resulting from higher processing plant throughput and higher overhead cost absorption.

Operational and Financial Highlights

  Strong operating cash flow year-to-date: During Q3 2024, the Company poured 4,628 ounces of gold, and sold 4,515 ounces of gold at an average realized price1 of $2,270 per ounce, resulting in positive operating cash flow of $3.1 million. For the nine-month period, the Company poured and sold 13,622 and 13,361 ounces of gold respectively, at an average realized price1 of $2,079 per ounce, resulting in positive operating cash flow of $9.3 million.
  Strong gross profit margins: During the quarter, the Company recognized revenue of $10.1 million, cost of sales of $5.8 million, gross profit of $4.4 million (43%) and Adjusted EBITDA1 of $3.9 million. Year-to-date, the Company recognized revenue of $27.5 million, cost of sales of $16.2 million, gross profit of $11.3 million (41%) and Adjusted EBITDA1 of $9.1 million.
  Prudent capital management: The Company maintained its liquidity by actively managing expenditures during the quarter, while advancing the processing plant expansion to 2,000 tpd. The Company used operating cashflow during Q3 2024 to continue to fund the plant expansion, while maintaining a cash balance of approximately $7.7 million and a positive adjusted working capital position of $1.7 million.
  Delivering on target: The total capital cost of the full mill expansion was budgeted to be approximately $6.0 million, which was completed on time and on budget.

TRX Gold’s CEO, Stephen Mullowney commented: “We are excited with the direction the Buckreef Gold Project is headed, as we are already seeing improved performance from the new crushing circuit and expanded milling facility, during its wet commissioning. We carefully managed our capital during the year to ensure the processing plant expansion was funded from organically generated cash flow. We look forward to completing our 2025 budget which is anticipated to focus on continued operational improvements and an increased focus on exploration at the Buckreef Gold Project.”

Qualified Person

Mr. William van Breugel, P.Eng, BASc (Hons), technical advisor to TRX Gold Corporation, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Q3 2024 Results Conference Call and Webcast Details

When: Tuesday, July 23 at 11:00 AM EST
Webcast URL: https://shorturl.at/BFNqW
Conference call numbers:
Canada/USA TF: 1-844-763-8274
International Toll: +1-647-484-8814
A replay will be made available for 30 days following the call on the Company’s website.

Figure 1: Buckreef Gold aerial view of new crushing circuit (Q2 2024)

Figure 2: Buckreef Gold ore moving through new crushing circuit (Q3 2024)

Figure 3: Buckreef Gold’s new 1,000 tpd ball mill (Q3 2024)

Figure 4: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (Q2 2024 – first lift completed and TSF is now fully operational)

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20202, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nice months ended May 31, 2024, filed on SEDAR+ and with the Securities and Exchange Commission (“SEC”), as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2023. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR+ and with the SEC and is available online under the Company’s profile at www.sedarplus.ca and the Company’s filings with the SEC at www.sec.gov and on our website at www.TRXgold.com.

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

	Three Months Ended May 31, 2024	Three Months Ended May 31, 2023	Nine Months Ended May 31, 2024	Nine Months Ended May 31, 2023
Revenue per financial statements	$10,148	$9,317	$27,536	$29,133
Revenue recognized from OCIM prepaid gold purchase agreement	(674)	(743)	(2,090)	(1,485)
Revenue from gold spot sales	9,474	8,574	25,446	27,648
Ounces of gold sold	4,515	4,810	13,361	16,068
Ounces of gold sold from OCIM prepaid gold purchase agreement	(342)	(434)	(1,122)	(867)
Ounces from gold spot sales	4,173	4,376	12,239	15,201
Average realized price (gross)	$2,248	$1,937	$2,061	$1,813
Average realized price net OCIM prepaid gold purchase agreement	$2,270	$1,959	$2,079	$1,819

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Change in fair value of derivative financial instruments;
  Accretion related to the provision for reclamation;
  Share-based compensation expense; and
  Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three and nine months ended May 31, 2024.

	Three Months Ended May 31, 2024	Three Months Ended May 31, 2023	Nine Months Ended May 31, 2024	Nine Months Ended May 31, 2023
Net (loss) income and comprehensive (loss) income per financial statements	(1,656)	(374)	226	4,736
Add:
Depreciation	534	376	1,446	863
Interest and other non-recurring expenses	338	327	1,256	1,368
Income tax expense	1,714	1,719	3,786	4,383
Change in fair value of derivative financial instruments	2,724	730	925	(1,670)
Share-based payment expense	280	541	1,493	1,939
Adjusted EBITDA	3,934	3,319	9,132	11,619

The Company has included “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this news release as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa for TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the prior reporting period. The MRE and economic analysis was previously conducted under the 2003 CIM Code for the Valuation of Mineral Properties which may be different than the November 2019 guidelines.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

1 Refer to “Non-IFRS Performance Measure” section.
2 See Forward-Looking and Cautionary Statements

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